UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Harold F.G. Elke
Unit 120, 4445 Calgary Trail
Edmonton, Alberta
Canada T6H 5R7
(780) 438-1239
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2009 through to May 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Harold F.G. Elke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [_]
(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

		9,916,277

	8.	Shared Voting Power

		0

	9.	9,916,277

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,916,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.	Percent of Class Represented by Amount in Row (11)

8.80%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 887902104	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at 120 – 4445 Calgary Trail, Edmonton, Alberta, Canada T6H5R7.

Item 2. Identity and Background.

(a)	Dr. Harold F.G. Elke.

(b)	1415 – 7th Avenue South, Lethbridge, Alberta, Canada T1J 1L2

(c)	Director; Titan Trading Analytics Inc.; software company; 120 – 4445 Calgary Trail, Edmonton, Alberta, Canada T6H5R7.

(d)	Dr. Harold F.G. Elke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Dr. Harold F.G. Elke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canadian.

Item 3. Source and Amount of Funds or Other Consideration.

In public market transactions, Dr. Elke acquired a total of 200,000 common shares in February, 2012.

On October 12, 2011, as a result of his position with the Issuer, Dr. Elke was granted 1,500,000 stock options to acquire common shares. In order to purchase the common shares subject to the stock options, Dr. Elke must pay the exercise price for such securities As at May 23, 2012, 500,000 options are fully vested, 500,000 options will vest in October, 2012 and 500,000 options will vest in April, 2013.

CUSIP No. 887902104	13D	Page 4 of 7 Pages

In public market transactions, Dr. Elke acquired a total of 31,000 common shares in February, 2011.

On March 3, 2010, as a result of his position with the Issuer, Dr. Elke was granted 100,000 stock options to acquire common shares. In order to purchase the common shares subject to the stock options, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on May 27, 2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Elke acquired and registered in the name of Harold Elke, 25,000 common shares and 25,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $5,000.00. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on May 27, 2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corporation, an entity that Dr. Elke maintains control and direction over and which shares are deemed to be beneficially owned by Dr. Elke, 55,000 common shares and 55,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $11,000. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on October 12,2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corporation,140,000 common shares and 140,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $14,000. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on October 12, 2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corporation, 1,000,000 common shares and 1,000,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $100,000. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on October 12,2010, with each unit consisting of one common share and one common share purchase warrant, Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corporation,1,000,000 common shares and 1,000,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $100,000. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In public market transactions, Dr. Elke acquired a total of 145,500 common shares in 2010.

In a private placement of units of the Issuer that closed on October 15, 2009, with each unit consisting of one common share and one-half common share purchase warrant, Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corporation,1,000,000 common shares and 500,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $250,000. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

In a private placement of units of the Issuer that closed on October 15, 2009, with each unit consisting of one common share and one-half common share purchase warrant, Dr. Elke acquired and registered in the name of Harold Elke, 25,000 common shares and 12,000 warrants. The aggregate amount paid by Dr. Elke from his personal funds for the units was Cdn $6,000.00. In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

CUSIP No. 887902104	13D	Page 5 of 7 Pages

In public market transactions, Dr. Elke acquired a total of 446,190 common shares in 2009.

Item 4. Purpose of Transaction.

In public market transactions and through private placements, Dr. Elke acquired a total of 888,135 common shares and a total of 445,610 warrants.. Dr. Elke purchased these securities for investment purposes.

In public market transactions and through private placements Harold F. G. Elke Professional Corporation, an entity that Dr. Elke maintains control and direction over and which shares are deemed to be beneficially owned by Dr. Elke, acquired a total of 3,179,555 common shares and a total of 2,140,000 warrants to purchase common shares. Dr. Elke purchased these securities for investment purposes.

Dr. Elke was granted 175,000 stock options to acquire common shares. These stock options that were granted to Dr. Elke by the Issuer, are fully vested and are as a result of his position with the Issuer.

Dr. Elke was granted 1,500,000 stock options to acquire common shares. 500,000 of these stock options that were granted to Dr. Elke by the Issuer, are fully vested and are as a result of his position with the Issuer; 500,000 of these stock options will vest in October, 2012 and 500,000 stock options will vest in April, 2013.

Item 5. Interest in Securities of the Issuer.

(a)

Dr. Harold Elke is the beneficial owner of 9,916,277common shares, or 8.80% of the Issuer's outstanding common shares as of May 27, 2012, which includes a total of 6,514,277 common shares acquired through public offerings and through the public market, along with : (A) 50,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn $0.37 per share until January 28, 2013; (B) 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn $0.36 per share until November 7, 2013; (C) 75,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and are fully exercisable at an exercise price of Cdn $0.33 per share until March 6, 2014; (D) 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and are fully exercisable at an exercise price of Cdn $.17 per share until March 3, 2015; (E) 1,500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan, of which 500,000 stock options are vested, 500,000 will vest on October 15, 2012 and 500,000 will vest on April 15, 2013; (F) 512,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn $.375 until October 15, 2013; (G) 2,140,000 common shares underlying warrants that are exercisable on February 13, 2011 at an exercise price of Cdn $0.30 until October 12, 2012.

(b)	Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 9,916,277common shares, which includes (1) 6,514,277 common shares, (2) 750,000 common shares issuable pursuant to stock options under the Issuer's stock option plan that are vested as of the date hereof; and (3) 2,652,000 common shares issuable upon the exercise of warrants that are vested as of the date hereof.

CUSIP No. 887902104	13D	Page 6 of 7 Pages

(ii)	Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 9,916,277 common shares, which includes (1) 6,514,277 common shares, (2) 750,000 common shares issuable pursuant to stock options under the Issuer's stock option plan that are vested as of the date hereof; and (3) 2,652,000 common shares issuable upon the exercise of warrants that are vested as of the date hereof.

(iv)	Shared power to dispose or to direct the disposition of 0 common shares.

(c)	Except as described in Item 3 above, Dr. Harold Elke did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(a)

Dr. Harold Elke may acquire 50,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn$0.37 per share until January 28, 2013;

(b)

Dr. Harold Elke may acquire 25,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that have vested and are fully exercisable at an exercise price of Cdn$0.36 per share until November 7, 2013;

(c)

Dr. Harold Elke may acquire 75,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan of which are fully vested and are exercisable at an exercise price of Cdn$0.33 per share until March 6, 2014;

(d)

Dr. Harold Elke may acquire 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which fully vested and are exercisable at an exercise price of Cdn$0.17 per share until March 3, 2015;

(e)

Dr. Harold Elke may acquire 1500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which 500,000 are vested, 500,000 will vest on October 12, 2012 and 500,000 will vest on April 12, 2013. All are exercisable at an exercise price of Cdn$0.14 per share until October 11, 2016;

(f)	Dr. Harold Elke may acquire 512,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.375 until October 15, 2011; and

(g)	Dr. Harold Elke may acquire 2,140,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 until October 12, 2012.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 887902104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 29, 2012

/s/ Harold F.G. Elke
Harold F.G. Elke